UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

OSI SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-23125	330238801
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

12525 Chadron Avenue, Hawthorne, California	90250
(Address of principal executive offices)	(Zip Code)

Chris Cook	(310) 978-0516
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of OSI Systems, Inc.’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at www.osi-systems.com/about/conflict-minerals-report.

Item 1.02 Exhibit

OSI Systems, Inc. has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01

Section 2 – Exhibits

Item          2.01  Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OSI Systems, Inc.

/s/ Victor Sze	June 2, 2014
Victor Sze	(Date)
General Counsel